GA7 Putnam Equity Spectrum Fund attachment
10/31/10 Semi Annual

Because the electronic format for filing Form NSAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

74U1 (000s omitted)

Class A		2,677
Class B		72
Class C		346

74U2 (000s omitted)

Class M		13
Class R		7
Class Y		3,065

74V1

Class A		22.35
Class B		22.15
Class C		22.15

74V2

Class M		22.23
Class R		22.30
Class Y		22.41


Item 61
Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.


Item 85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.

Item 72U

The figure entered in response to this question is the amortization of offering costs expense for the period. The offering costs have been (fully) amortized over a 12 month period as of May 18, 2010 in accordance with Statement ofPosition 98 5, Reporting on the Costs of Start Up Activities.